EXHIBIT 99.1

News Release

For Immediate Release	Date: November 15, 2024
24-37-TR

Teck Named as One of Canada's Top 100 Employers

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been named one of Canada’s Top 100 Employers for the eighth consecutive year by Mediacorp Canada’s Top Employers program, which recognizes companies for exceptional human resource programs and innovative workplace policies.

“Our people are committed to providing essential resources the world needs in a responsible manner that supports communities, the economy, and a healthy environment,” said Jonathan Price, President and CEO. “It is our employees who drive Teck’s growth, and we are committed to fostering workplaces where they can be their best and build rewarding, fulfilling careers.”

Editors at Mediacorp, Canada’s largest publisher of employment periodicals, grade employers on eight criteria, including health, financial & family benefits, community involvement, employee communications, and training and skills development.

More information on the Canada’s Top 100 Employers program can be found here: https://www.canadastop100.com/national/

Teck has also been named to the Forbes list of the World’s Best Employers in 2024.

Learn more about building a career with Teck at www.teck.com/careers.

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com